BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	Times Square Tower 7 Times Square New York, New York 10036-6524 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

October 8, 2013

BY EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr Justin Dobbie
Legal Branch Chief

Re:	NCL Corporation Ltd.
Registration Statement on Form S-4
Filed September 19, 2013
File No. 333-191270

Ladies and Gentlemen:

Set forth below are the responses of NCL Corporation Ltd. (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced registration statement on Form S-4. The Company has reviewed this letter and authorized us to make the below representation to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.

General

1.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please submit a letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Securities and Exchange Commission

October 8, 2013

The Company has filed the requested letter in response to the Staff’s comment as EDGAR correspondence.

If you have any questions regarding the above response, please call the undersigned at (212) 408-2440.

Sincerely,

/s/ William B. Kuesel
William B. Kuesel, Esq. of O’MELVENY & MYERS LLP

cc:	Daniel S. Farkas, Esq.
Senior Vice President and General Counsel
NCL Corporation Ltd.

Ada D. Sarmento
Attorney-Advisor
United States Securities and Exchange Commission